United States securities and exchange commission logo





                                March 14, 2023

       Dongfeng Wang
       Chief Executive Officer
       Prime Number Holding Limited
       1129 Northern Blvd., Suite 404
       Manhasset, NY 11030

                                                        Re: Prime Number
Holding Limited
                                                            Draft Registration
Statement on Form F-4
                                                            Submitted February
13, 2023
                                                            CIK No. 0001964021

       Dear Dongfeng Wang:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-4 submitted February 13, 2023

       General

   1. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem
public warrants.
   2.                                                   Please disclose the
sponsor and its affiliates    total potential ownership interest in the
                                                        combined company,
assuming exercise and conversion of all securities.
   3. Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest
and whether it impacted your search for an acquisition target.
 Dongfeng Wang
FirstName  LastNameDongfeng
Prime Number   Holding LimitedWang
Comapany
March      NamePrime Number Holding Limited
       14, 2023
March2 14, 2023 Page 2
Page
FirstName LastName
4. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
5. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming shareholders assuming maximum redemptions and identify any material resulting risks.
6. We note that the SPAC IPO underwriters performed additional services after the IPO and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please quantify the aggregate fees payable to the SPAC IPO underwriters that are contingent on completion of the business combination.
7. Please provide the disclosure required in Item 18(a)(7)(ii) of Form F-4 which requires disclosure of the information required by Item 6.B of Form 20-F.
8. We note your disclosure that you will sell additional securities in an amount that is at least
         $20 million, and you do not expect PNAC's sponsors or affiliates to participate in the transaction financing. Please update in a future filing, if PNAC's sponsors or affiliates do participate in the transaction financing, to disclose the key terms of any convertible securities and the potential impact of those securities on non-redeeming shareholders.
9. We note the statement "except as disclosed otherwise" in your document. Please revise to include the exceptions in this section.
10. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
         Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
 Dongfeng Wang
FirstName  LastNameDongfeng
Prime Number   Holding LimitedWang
Comapany
March      NamePrime Number Holding Limited
       14, 2023
March3 14, 2023 Page 3
Page
FirstName LastName
Cover Page

11. Please disclose on your cover page that following the business combination you will be a
         "controlled company" within the meaning of NASDAQ rules and the controlling shareholders' anticipated total voting power. Also disclose on the cover page that you will be a "foreign private issuer" and the related exemptions on which you will be entitled to rely.
Industry and Market Data, page 13

12. We note your disclosure that you obtained some of the market and industry data included in the proxy statement/ prospectus from publicly available information and industry publications and that you have not independently verified this data and information. This statement appears to imply a disclaimer of responsibility for this information in the proxy statement/ prospectus. Please either revise this section to remove such implication or specifically state that you are liable for all information in the proxy statement/ prospectus.
Holders of PubCo Ordinary Shares Table - Bottom Table, page 21

13.      We note that Footnote (13) is missing details and revise (10) through
(12) as they do not
         appear to be properly noted. Please also revise and disclose the terms of the Incentive
         Plan. Also, explain why you do not have any disclosure related to the Incentive Plan in the financial statement section.
14.      Please expand your disclosure about the shares issued and outstanding
for PubCo   s
         Ordinary Shares at the Closing in Footnote (12). In your disclosure, explain when these shares are issued and who owns the shares.
Selected Historical Financial Data of PNAC
Balance Sheets, page 47

15. Please revise the current assets of December 31, 2021 to the reflect the correct amount.
Selected Unaudited Pro Forma Condensed Combined Financial Information, page 49

16.      We note your Assuming Maximum Redemption scenarios, including Scenario
2 and
         Scenario (D) throughout your document that assumes the shareholders of PNAC elect to redeem shares such that the cash balance in the trust account meets the minimum requirement as required by the Business Combination Agreement. Please revise all of your scenarios throughout, including the unaudited pro forma financial statements, to reflect the maximum scenario for the full amount of contingency without any adjustments.
17. Please revise your table on page 49 to also present the historical summary information of noco-noco.
 Dongfeng Wang
FirstName  LastNameDongfeng
Prime Number   Holding LimitedWang
Comapany
March      NamePrime Number Holding Limited
       14, 2023
March4 14, 2023 Page 4
Page
FirstName LastName
18. Please explain your computation of book value per share. In this regard, revise your historical amounts for shareholders' equity and weighted average shares outstanding basic and diluted of non-redeemable common stock amounts for PNAC to reflect the correct amounts and revise your resulting calculations accordingly, including book value per share. Also revise to present book value and per share and weighted average shares outstanding information for pro forma combined scenarios.
Risk Factors
PNAC's Warrant Agreement, which is being assigned..., page 97

19. We note your disclosure regarding the forum selection provision. Please revise to disclose whether your forum selection provision applies to actions arising under the Securities
         Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities
         Act.
Risk Factors
You may face difficulties in protecting your interests..., page 100

20. We note your disclosure here regarding the difficulties of effecting service of process and enforcing judgments obtained in the United States. Please revise to include a separate
         Enforceability section, to disclose the difficulty of bringing actions and enforcing judgements.
The Business Combination Proposal
PNAC's Initial Public Offering, page 123

21. Please quantify and disclose the total amount of cash redemptions by PNAC stockholders that have occurred as of the most recent date practicable.
The Business Combination Proposal
Background of the Business Combination
Timeline of the Business Combination, page 126

22. We note your disclosure that noco-noco and PNAC agreed to set the final valuation in the lower end of the valuation range at $1.35 billion. Please revise to disclose all material factors that the PNAC Board relied upon in agreeing to the current valuation. Explain the quantitative factors regarding why the valuation decreased from what was initially discussed.
 Dongfeng Wang
FirstName  LastNameDongfeng
Prime Number   Holding LimitedWang
Comapany
March      NamePrime Number Holding Limited
       14, 2023
March5 14, 2023 Page 5
Page
FirstName LastName
23. Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including, but not limited to, valuation, structure, consideration, proposals and counter-proposals, and the minimum cash amount. In your revised
         disclosure, please explain the reasons for the terms, each party   s
position on the issues,
         and how you reached agreement on the final terms.
24. Please clarify the basis for the initial $2.5 valuation. You say that it was the "desired"
         valuation, which implies that noco-noco proposed it and the SPAC simply accepted it without analysis. If the SPAC board conducted any material analysis in connection with its negotiations regarding the valuation of noco-noco, discuss the material features of that analysis.
25. It appears that the license-in agreement was executed during the timeline of the business combination. Please revise to describe if this agreement and its terms were discussed by the SPAC and noco-noco. Include whether the planned $30 million payment under that agreement was discussed and the source of funds to be used.
The Business Combination Proposal
PNAC Board's Reasons for the Approval of the Business Combination, page 128

26. Your disclosure on page 129 that your board considered the risks that noco-noco will not achieve its financial projections implies that your board was provided, reviewed and considered these projections and that such projections were a material factor considered in determining to approve the transaction. Please revise to disclose the projections and all material assumptions underlying them and how your board considered them. Also revise to discuss when the projections were prepared, who prepared them and when they were provided during the course of negotiations.
27. Discuss in greater detail the growth projections and comparable company analysis mentioned in the second numbered paragraph. Also discuss whether and, if so, how you considered the anticipated $30 million payment to noco-noco's majority shareholder and the related impact to the post-transaction company's liquidity and capital resources.
The Business Combination Proposal
Interests of PNAC's Directors and Officers in the Business Combination, page
129

28. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination.
         Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide
         similar disclosure for the company   s officers and directors, if
material.
 Dongfeng Wang
FirstName  LastNameDongfeng
Prime Number   Holding LimitedWang
Comapany
March      NamePrime Number Holding Limited
       14, 2023
March6 14, 2023 Page 6
Page
FirstName LastName
29. Please revise the conflicts of interest discussion so that it highlights all material interests
         in the transaction held by the sponsor and the company   s officers
and directors. This
         could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.
30.      We note the disclosure that the SPAC sponsor and affiliates    may
purchase SPAC
         securities in the open market and vote the securities in favor of approval of the business combination transaction. Please provide your analysis on how such potential purchases would comply with Rule 14e-5.
31.      We note that the SPAC sponsor and affiliates    may    enter into an
agreement with
         "investors and others" to provide them with incentives to acquire public shares to reduce the redemption rate. Please provide your analysis on how such purchases comply with
         Rule 14e-5.
Material Tax Considerations, page 140

32. We note your disclosure here and in the Business Combination Agreement indicating that the parties intend that the merger will qualify as a reorganization within the meaning of
         Section 368(a) of the Code. Please file a tax opinion that address each material tax consequence discussed in this section.
Pro Forma PubCo Ordinary Shares at Closing Table, page 149

33. In the table, we note you present Scenarios 1 and 2 instead of Scenarios A and D. Please revise your Scenarios for consistency throughout the document.
34.      We note from page F-29 that each holder of a right (the    Rights   )
will receive one-
         eighth (1/8) of one share of Class A common stock upon consummation of a Business
         Combination, even if the holder of such Right redeemed all shares held by it in connection with a Business Combination. Please advise or, therefore, revise the table to show the
         number of PubCo   s ordinary shares to be issued for the PNAC   s
Rights, which is 806,250
         shares, so that the total outstanding PNAC Public shares are 6,450,000.
35. The proforma financial information on page 150 does not appear to reflect the shares to be issued to the Sellers. Please revise tables and notes accordingly.
36.      Please attach footnote (3) to the area it is referencing.
37. In the table, footnote (1) is not related to the Sellers. Please revise.
Unaudited Pro Forma Condensed Combined Statement for the Fiscal Year Ended June 30, 2022,
page 151

38. Please revise to show PNAC instead of PNAI on top of the second column if true.
 Dongfeng Wang
FirstName  LastNameDongfeng
Prime Number   Holding LimitedWang
Comapany
March      NamePrime Number Holding Limited
       14, 2023
March7 14, 2023 Page 7
Page
FirstName LastName
39.      We note on page 152 that PNAC   s unaudited statement of operations
for the year ended
         June 30, 2022, is included elsewhere in this filing. The period for the condensed statement of operations for PNAC should be between July 1, 2021, and June 30, 2022. In
         a separate footnote, please show how you calculate the PNAC   s
statement of operations
         for the fiscal year ended June 30, 2022, by adding the statement of operations between
         July 1, 2021, and December 31, 2021, and the statement of operations between January 1,
         2022, and June 30, 2022. Also in this regard, revise your disclosures on pages 49, 148 and 152.
40. Please revise to present historical and pro forma per share amounts on the face of the pro forma information to be compliant with Rule 11-02(9) for all scenarios and entities. Also in this regard, the earnings per share on this page is not consistent with the disclosure on page 154.
Comparative Per Share Data, page 153

41.      Please revise to include the historical information for noco-noco.
Also revise
         shareholders' equity (deficit) as well as weighted average shares outstanding basic and diluted of non-redeemable common stock to agree to appropriate amounts.
42. Please revise to include reconciliations for your computations of net income or loss per share for historical and pro forma scenarios. Additionally, revise your footnote to include common stock equivalents, if any, which were excluded from the computation of pro forma diluted net loss per share because including them would be anti-dilutive.
Note 3 - Adjustments to Unaudited Pro Forma Condensed Combined Statement of Financial
Position, page 153

43.      Adjustment (a) made under the maximum redemption on page 150 does not appear
         correct, which is the same as the adjustment under the minimum redemption. Please advise and revise accordingly.
44. Adjustment (b) is mislabeled on page 150. For example, the adjustment of $65,853,572 to
         Cash and Cash Equivalents under the No Redemption Scenario should be Adjustment (b), not Adjustment (e). Please revise.
45. Regarding Adjustment (d), we note from page 5 that PNAC and the New SubCo shall use reasonable best efforts to obtain equity financing on the terms mutually agreed to by noco-
         noco and PNAC, in an amount that is at least $20,000,000 prior to or upon the Share
         Exchange Closing. Please clarify if there is a signed commitment by PIPE investors, otherwise, please remove Adjustment (d) from the Transactions Adjustments as it does not appear appropriate. Further, tell us and disclose how you will meet the condition requiring available acquiror cash of at least $20,000,000 prior to or upon the Share
         Exchange Closing in the Business Combination Agreement without the PIPE proceeds.
 Dongfeng Wang
FirstName  LastNameDongfeng
Prime Number   Holding LimitedWang
Comapany
March      NamePrime Number Holding Limited
       14, 2023
March8 14, 2023 Page 8
Page
FirstName LastName
46.      Regarding Adjustment (e), please address the following:
             Revise your footnote to itemize the transaction costs in detail. For each itemized transaction cost, explain how the adjustment is made in the Pro Forma Financial
            Information. Please note that the transaction fees must be recorded as a credit from cash and as a debit to expenses except for the Deferred Underwriting Fees.
             The Deferred Underwriting Fees should be credited from cash. This comment also applies to Adjustment 4(a). Please revise.
47.      Regarding Adjustment (g), please address the following:
             On page 132, we note that Prime Number Capital LLC (   PNCPS   )
will be paid
            $300,000 in cash and 609,756 newly issued PubCo Ordinary Shares at the closing.
            Explain how you calculate the total fee to be $4,692,195 when the PNAC ordinary share price is $10.25.
             The business combination transaction costs in cash or in equity are expensed as incurred. Please refer to ASC 718 and 805-10-25-23 and revise. Noco-noco's Business
Our History, page 183

48. Revise to explain the reasons for the termination of the two reverse takeover transactions.
         It is unclear what you mean by "commercial reasons."
Unique Own-and-Lease Business Model..., page 185

49. Please disclose the basis for your disclosure that your batteries have double the number of cycles compared to conventional batteries.
Carbon Abatement Solutions and Carbon Credit Sales, page 188

50. We note you have been contracted to deliver carbon abatement projects in Australia and
         PNG. Please revise to disclose the material terms of these agreements, including the term and termination provisions.
Partnerships, page 197

51. We note your disclosures that certain MOUs expired on December 31, 2022, and you are in the process of renewing. If applicable, please update these disclosures in a future filing. In addition, please clarify for each MOU the ability of either party to cancel the
         MOU.
52. Please revise to identify the "leading" automaker and the "well-known" energy solution company.
 Dongfeng Wang
FirstName  LastNameDongfeng
Prime Number   Holding LimitedWang
Comapany
March      NamePrime Number Holding Limited
       14, 2023
March9 14, 2023 Page 9
Page
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations of noco-noco
Liquidity and Capital Resources, page 207

53. Please discuss the obligation to make the $30 million payment to your affiliate and how it will impact your liquidity and capital resources before and after the business combination.
Controlled Company Status, page 215

54. In the last paragraph, you state you will not rely on controlled company exemptions.
         Please reconcile with your disclosures regarding your compensation and nominating and corporate committee that you will rely on those exemptions. Your revisions should clearly and consistently explain whether you intend to rely on exemptions available to you as a controlled company and as a foreign private issuer.
Certain Relationships and Related Person Transactions, page 221

55. We note your disclosure PNAC had no borrowings under the working capital loans as of
         September 30, 2022. In addition, we note noco-noco had drawn an aggregate amount of
         $1.5 million on the promissory note from 3DOM Alliance as of December 31, 2022.
         Please revise your disclosure to include the amount outstanding as of the latest practicable date. Refer to Item 7.B of Form 20-F.
License-in Agreement, page 223

56. Please revise throughout your document to clarify when the $30 million payment will be made and the source of funds.
Financial Statements
Prime Number Holding Limited, page F-1

57. We note that PubCo was incorporated under the laws of the Cayman Islands on December
         28, 2022, with an aggregate share capital of $50,000 divided into 500 million registered shares of a par value of $0.0001 per share. We also note on page 21
that PubCo   s
         working capital shares is 300,000 shares which represents 5% of PubCo s outstanding shares at the closing. Please file the registrant, Prime Number Holding Limited, in accordance with Rule 8-02 of Regulation S-X or advise accordingly. Noco-noco Pte. Ltd.
Notes to the Financial Statements
Foreign Currency Translation, page F-10

58.      Please disclose noco-noco Pte. Ltd.   s reporting and functional
currencies.
 Dongfeng Wang
FirstName  LastNameDongfeng
Prime Number   Holding LimitedWang
Comapany
March      NamePrime Number Holding Limited
       14, 2023
March1014, 2023 Page 10
Page
FirstName LastName
Subsequent Events, page F-14

59.      Revise your disclosure to present in U.S. Dollars.
        You may contact Andi Carpenter at (202) 551-3645 or Melissa Gilmore at
(202) 551-
3777 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Geoffrey Kruczek at
(202) 551-
3641 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing
cc:      Arila Zhou